Exhibit 4.(a)75

Unofficial translation

The State of Israel
Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 59

By virtue of the powers of the Minister of Communications under Article 4 and 5 of the Communications Law (Telecommunications and Broadcasts), 5742-1982, and in accordance with our other powers under any law, and after having considered the arguments presented by the Licensee, we hereby amend the General License for the provision of mobile radio telephone (MRT) services using the cellular method granted to Partner,  as follows:

Amendment of Article 1

1.	In Article 1.1 after "General Licensee" shall come:

"Roaming Licensee"-
A person who has won tender 12/2010- a combined license for the provision of cellular mobile radio telephone (MRT) services in Israel –an expansion of the existing license and the grant of a new license;

2.	In Article 1.1, after "Roaming" shall come

"National Roaming" (NR)-	The expansion of the services of another MRT Operator (hereinafter-"another operator") to coverage areas of the Licensee through the Licensee's MRT system, as detailed in section 67E.

Addition of Article 67E

3.	After Article 67D shall come:
"67E National Roaming

67E.1	The Licensee shall supply National Roaming services through its network to a Roaming Licensee to the Roaming Licensee's subscribers to the network of the host operator, as detailed below.

67E2.	Preparation of the Licensee
The Licensee shall prepare for the execution of National Roaming in accordance with the following:

a)	The provisions of Appendix X in the Second Annex;
b)	The provisions of the law and the license regarding enabling use of its network and particularly Articles 30 through 30C, with the necessary changes.

67E.3	Operational arrangement

a)
If the Roaming Licensee shall notify the Licensee in writing, after notifying the Minister that it did not reach an agreement with any of the existing Licensees regarding the conditions for the provision of roaming services as set forth in Article 5B(b)(1) of the Law, that it has chosen that Licensee  for the receipt of National Roaming services (in this section "the notice"), the Licensee and the roaming operator shall provide the Minister with the engineering and operational details that they have agreed upon between themselves regarding the implementation of National Roaming ("operational arrangement"), within three months from the date the notice is sent. In addition, the said operators shall include the required engineering and operational details in order to maintain National Roaming that were not included in the operational arrangement, due to disagreements, if there are any;

b)
Issues that are not agreed upon, as set forth in sub-section (a) above, if there are any, shall be decided by the Director. The directions of the Director for this matter shall form an integral part of the operational arrangement.

67E.4	Commencement date of National Roaming implementation

The host Licensee shall begin providing National Roaming services in accordance with the operational arrangement no later than three months from the date that the Roaming Licensee presented to the host Licensee the Minister's confirmation as set forth in section 5B(b)(2) of the Law.

Addition of Appendix C

4.	The attached Appendix C shall be added to the License.

(14 April 2011)

     (sgd)
              ________________
               Moshe Cachalon
               Minister of Communications

Appendix C-National Roaming (NR)

Definitions

1.	In this Appendix-

"Hand-Over"-	continuation of a call by handing it over through MRT terminal equipment from a coverage area of a cellular radio base of one licensee to the coverage area of a cellular radio base of another licensee, continuously and without disconnection or interference;

"Call"-	including sms, data communication, cellular internet browsing, application use, etc.

"Subscriber of a Roaming Licensee"-	including a subscriber of an MRT licensee on another network, if said licensee makes use of the roaming licensee's network;

"Lock"-	A situation in which the terminal equipment of a subscriber of a roaming licensee that roamed to a host network continues to receive service on the licensee's network after the call has ended, even if that area has coverage of a roaming licensee;

"The Specifications"-	The most updated 3rd generation project partnership (3GPP) regarding National Roaming that are published from time to time.

2.	The Licensee shall provide the Roaming Licensee with national roaming services through its network, as set forth in Article 67E, in accordance with the conditions set forth below.

Transfer and initiation of calls on the Licensee's network

3.	The Licensee shall provide said National Roaming services, in one of the following manners:

a)
Call transfer-the Licensee shall enable the transfer of a call that is carried out via a subscriber's handset, from the network of a Roaming Licensee to the Licensee's network, when the Roaming Licensee does not have coverage in that area. After the call is transferred, the call will be carried out on the Licensee's network until the call is terminated;

b)
Call initiation-The Licensee shall enable the initiation of a call on its network that is carried out via the handset of a Subscriber of a Roaming Licensee, if the network of the Roaming Licensee does not have coverage in that area, or due to the handset lock of the Subscriber of a Roaming Licensee on the Licensee's network. After the initiation, the call shall be carried out on the Licensee's network until the call is terminated.

Duration of the Lock

4.	The Licensee shall determine the duration of the lock time in accordance with the requirements of the Roaming Licensee.

Discrimination prohibition

5.	The Licensee shall ensure fair and equal conditions for each Roaming Licensee with regards to the provision of MRT services, including the following:

1)
Discrimination prohibition-The scope, standard and quality of the services that a Roaming Licensee's subscribers shall receive shall not be less than those provided to the Licensee's subscribers; if the Licensee distinguishes between types of its subscribers, with regards to the scope, standard or quality of its services, it shall allow the Roaming Licensee to make the same distinction between its subscribers;

2)
Transfer-The Licensee shall enable the Roaming Licensee's subscribers to transfer in one direction, i.e.-from the Roaming Licensee's coverage area to the coverage area of the Licensee, in a continuous manner, without disconnecting or interference to the call;

3)
Advanced Network-The Licensee shall provide a Roaming Licensee with NR services through its most advanced network1 and in the lowest frequency spectrum that it uses2, only if it does not have the said coverage, shall provide NR services through a higher frequency spectrum or through a network from a previous generation3, and all in the same manner of preference as its own subscribers;

4)
Service Variety-The Licensee shall enable a Roaming Licensee to provide the variety of services that the Roaming Licensee shall wish to provide to its subscribers' subject to the technical possibility of the host licensee and in absence of any unreasonable burden on the host licensee;

1 HSPA+/HSPA/UMTS and in the future LTE
2 For example, a licensee that operates UMTS networks in the 850/900 and 2100 Mhz spectrums, will give a Subscriber of a Roaming Licensee services through the network in the 850/900 spectrum in the same manner of preference as his own subscribers.
3 GSM/GPRS/EDGE

Cooperation

6.	The Licensee shall cooperate with the Roaming Licensee, including by the following:

1)
Blocking sites-The Licensee shall block, in accordance with the Roaming Licensee's demand from time to time, the use by the Roaming Licensee's subscribers of the specific coverage areas of the Licensee's sites, in which the Roaming Licensee has coverage.

2)
Dynamic update-The Licensee shall update the Roaming Licensee on a regular basis with regards to the required data to support NR, based the needs of the Roaming Licensee and in accordance with the expansion of its network, the changes of the Licensee's network, including traffic data per site, call detail records, billing data of a Roaming Licensee's subscribers, faults, system changes, etc, and the Licensee shall update its systems, as so required, based on the network data of the Roaming Licensee;

3)
Location data-The Licensee shall provide the Roaming Licensee with continuous location data in real time of the Roaming Licensee's subscribers that are within the coverage area of the Licensee; the said location data shall not be less than that received for the Licensee's subscribers;

4)	Visibility-The Licensee shall act, to the extent possible, so that the subscribers of a Roaming Licensee shall not be able to detect that they are receiving service from the Licensee;

5)
Switching-The Licensee shall transfer all outgoing and incoming calls through the Roaming Licensee's network, in order to enable the Roaming Licensee to supply to its subscribers all of the services that it wishes to provide, including signaling of calls that were not executed;

6)	Smart network- The Licensee shall support, to the extent possible, smart network services provided by the Roaming Licensee;

7)
Calls to emergency call centers-a call by a subscriber of  a Roaming Subscriber to an emergency call center, that was initiated on the Licensee's network, shall be directly routed to the emergency call center by the Licensee, unless the Roaming Licensee has the ability to route the call to the appropriate emergency call center according to the geographical location of the subscriber;

8)
Fulfillment of statutory provisions-The Licensee shall cooperate with the Roaming Licensee in order to fulfill any statutory provisions following any law, to the extent that the said cooperation is required due to the existence of NR;

9)
Handling malfunctions-The Licensee shall handle malfunctions in its systems that are caused or could cause harm to the NR regarding the level of service agreed upon between the Licensee and the Roaming Licensee4 or determined by the Ministry;

10)
Prevention of transfer of information-The Licensee shall keep completely confidential all information regarding the Roaming Licensee, and shall prevent the transfer of any information regarding the Roaming Licensee from its employees and anybody on its behalf that handles NR operations to any other entity of the Licensee, particularly its sales and marketing personnel.

Specifications

7.
With regards to NR, the Licensee shall act in accordance with the specifications. To the extent that a matter is not dealt with in the specifications, the relevant licensees shall act in accordance with the best engineering practice.

4 Service Level Agreement (SLA)